NO ACT

PE
12-7-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000116

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 03 2013

Washington, DC 20549

January 3, 2013

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/3/13

Re: AT&T Inc.
Incoming letter dated December 7, 2012

Dear Mr. Wirtz:

This is in response to your letter dated December 7, 2012 concerning the shareholder proposals submitted to AT&T by Harold G. Plog and Florence A. Plog. We also have received letters from the proponents dated December 10, 2012 and December 12, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Harold G. Plog
Florence A. Plog
*** FISMA & OMB Memorandum M-07-16 ***

January 3, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 7, 2012

The proposals relate to the company's proxy materials and stockholder rights.

There appears to be some basis for your view that AT&T may exclude the proposals under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold his or her company stock through the date of the shareholder meeting. It appears that the proponents failed to provide this statement within 14 calendar days from the date the proponents received AT&T's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AT&T relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 12, 2012 5:15 PM
To: shareholderproposals; *** FISMA & OMB Memorandum M-07-16 ***
Subject: ATT's No Action Request to the SEC Div of Corp Finance reThe "Plogs" shareholder proposals

SEC Division of Corporate Finance

Office of Chief Counsel

450 Fifth Street, NW

Washington, DC 20549

Re: ATT's "No Action" Request dated December 7, 2012 re the "Plogs" proposals for inclusion in ATT's Proxy Material for the 2013 Annual Meeting

In its zeal to squelch the vocal shareholder ATT's Counsel (Counsel) seeks confrontation rather than conciliation. Accordingly we are obliged to respond to Counsel's challenge and somewhat specious assertions.

A. Shareholder Requirements.

1. Regarding two proposals per shareholder, we revised our single submission of two to one by each as required albeit signed by both as our stock is held in joint tenancy. Our revised statements of submission clearly indicate our intention, and willingness, to submit only one proposal each as directed.

2. As regards our alleged failure to promise to hold our shares until the next shareholder meeting, it is reiterated that we attested to our intention to hold our stock for the foreseeable future. If Counsel and the SEC in their wisdom believe the next meeting is in the foreseeable future then we clearly have satisfied the requirement. If not then the Rule would seem to require us to promise to hold our stock indefinitely, which is absurd. We've held ATT stock since before its breakup and never sold a share to our recollection. We have absolutely no intention of starting now or, as we can only reasonably promise, for the foreseeable future.

B. The Proposals.

1. Protection of Stockholder Rights.

The back of ATT's proxy card provides that shareholder's signature grants the proxies full power of substitution to vote not only as directed but ***as well as at their discretion on any other matter that may come before the meeting***. It is this sort of wording and its implicit arrogation of shareholder empowerment that we find unacceptable and which the proposal was intended to stop. If inconsequential as Counsel implies, then why leave it in?. Furthermore, as it stands it is a blank check we are averse to sign. Unless for good and proper cause, the proposal should not be permitted to be omitted from the proxy materials on speciousness.

2. Towards Corporate Transparency.

Despite Counsel's allegations and predictions of dire consequences, the proposal is meant to ask only that the Company provide in its proxy materials countervailing argument and recommendations in respect of its own proposals ***as the Company does in the case of shareholder proposals***. Nothing more nor less than is already being done. Furthermore, if not as suggested then how else is the shareholder to cast an informed vote? In view of our willingness to ameliorate contentiousness, Counsel's unfounded cries of wolf should not be dispositive.

C. If our proposals in any way have: an unintended consequence or interpretation; further procedural flaw; or, run afoul of legal requirements, we would be amenable to working together in good faith with ATT to remedy the oversight so long as the essence of our purpose and concern is not lost. Thus far the Company has not shown any disposition to do so from its all or nothing stance.

Finally, except for specific shareholder requirements, Rule 14a-8 is largely suggestive of Company's permissible action in respect of shareholder proposals. Unless the Company is simply unable to abide our interference or finds our proposals unacceptably distasteful, there does not appear from our viewpoint to be any material obstacle to deriving mutually agreeable and acceptable resolutions/proposals.

Harold and Florence Plog

From: Harry Plog *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 10, 2012 3:32 PM
To: shareholderproposals; ww0118@att.com; pw2209@att.com
Subject: "Plogs" Shareholder Proposals to ATT

SEC Division of Corporate Finance
Office of Chief Counse.l
Et al.

To all it may concern:

We intend, but require a few days time, to respond to ATT General Counsel's e-mail to the SEC Division of Corporate Finance regarding the "Plogs" proposals for inclusion in the proxy materials for ATT's next annual shareholder meeting.
We hope that this is acceptable as it is the best we can do under the circumstances.
We also apolgize for any inconvenience this may cause.
We will respond by e-mail.

the "Plogs".
December 10, 2012



Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

December 7, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposals Submitted by Harold and Florence Plog

Dear Sir or Madam:

This letter and the accompanying material are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T has received two stockholder proposals (the "Proposals") from Harold and Florence Plog (the "Proponents" or the "Plogs") for inclusion in AT&T's 2013 proxy materials. This letter, together with the Proposal and the related correspondence, is being submitted to the Staff via e-mail in lieu of mailing paper copies. For the reasons stated below, AT&T intends to omit the Proposals from its 2013 proxy materials.

A copy of this letter and the attachments are being sent concurrently via e-mail to the Proponents advising them of AT&T's intention to omit the proposal from its proxy materials for its 2013 Annual Meeting.

The Proposals

On April 4, 2012, AT&T received the Proposals and a cover letter from the Proponents (the Proposals were dated March 27, 2012, and the cover letter was dated March 29, 2012; copies are attached hereto as Exhibit A). The Proponents, as they note in their letter, hold at least 1,800 shares of AT&T Inc. common stock as joint tenants. The Proposals read as follows:

> ***Proposal 1. Towards Corporate Transparency.***
> *So that shareholders might rightfully constitute an informal and effective electorate, be it resolved that the proxy materials in respect of Company proposals for shareholder approval include, along with its own recommendations, any and all known countervailing opinions, arguments and recommendations as is done in the case of shareholder proposals.*

> ***Proposal 2. Protection of Stockholder Rights.***
> *Lest the electoral empowerment of the majority of voting shareholders who do not attend the Annual Meetings be denied or diminished to any extent whatsoever, be it resolved that the Company desist from its expressed or implied arrogation of their proxies in respect of any other matter requiring shareholder approval that may come before the meeting and any adjournment thereof.*

A. The Proposals may be properly omitted pursuant to Rules 14a-8(b), (c) and (f) because the Proponents failed to state they intended to hold the shares until the annual meeting and the Proposals violate the "one-proposal" limitation.

In a letter dated April 6, 2012 (delivered April 9, 2012; copies of letter and proof of delivery are attached as Exhibit B), the Company explained that under Rule 14a-8, the Proponents must provide the Company with a written statement that they intend to hold their shares through the date of the 2013 Annual Meeting and notified the Proponents of their failure to comply with the one-proposal limitation of Rule 14a-8(c). The Company's notice included:

- An explanation of the Rule 14a-8(b) written statement requirement: "Therefore, you must provide a written statement that you intend to continue to hold your shares through the date of the 2013 annual meeting."

- A description of the one-proposal limitation of Rule 14a-8(c): "Under Securities and Exchange Commission ("SEC") Rule 14a-8(c), each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Your submission contains two proposals. Therefore, in accordance with Rule 14a-8, you must resubmit a single proposal."

- A statement calling the Proponents' attention to the 14-day deadline for responding to the Company's notice: *"Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter."*

On April 13, 2012, the Company received a response dated April 11, 2012, from the Proponents in the form of a cover letter and the same two Proposals (copies of letter and revised Proposals are attached as Exhibit C); however, *Proposal 1* was now submitted by Harold Plog and *Proposal 2* was now submitted by Florence Plog. Each Proposal is signed by both Plogs. As to their response to the Company's request that they state that they intend to hold their shares through the date of the annual meeting, each of the Proposals contained this language, "I, [name of proponent], a joint owner of over 1,800 shares of AT&T for the past several years and *who intends to continue to do so into the foreseeable future*, respectfully submit...." [emphasis is added] There were no other statements about their intentions to hold the shares through the date of the annual meeting.

1. **The Proponents failed to confirm their intent to hold their shares through the date of the annual meeting as required by Rule 14a-8(b)(2)(ii)(C), and failed to correct the failure after receiving notice of the deficiency.**

   The Proponents failed to comply with the requirement of Rule 14a-8(b)(ii)(C) that the Proponents provide a written statement that they intend to hold the shares through the date of the annual meeting. Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14") specifies that a stockholder is responsible for providing the company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the stockholder meeting. *See* Section C.1.d., SLB 14. In this regard, SLB 14 provides:

> *Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?*
>
> *Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.*

The Staff has consistently concurred in the exclusion of stockholder proposals submitted by proponents who, as here, have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the stockholder meeting at which the proposal will be voted on by stockholders. *See, Johnson and Johnson* (Jan. 9, 2012) (permitting exclusion of a proposal because the proponent failed to timely respond to the company's request for a written statement of intent to hold securities through the date of the annual meeting); *General Electric Company* (Jan. 30, 2012); *CNB Corp.* (Feb. 16, 2011); *International Business Machines Corporation* (Dec. 28, 2012).

As with the foregoing letters, the Company provided the Plogs with a deficiency notice. In their response, the Plogs failed to state that they would hold the shares through the date of the annual meeting. Instead, they would only state that they intended to hold shares "into the foreseeable future," which does not assure their holdings through the date of the 2013 Annual Meeting. As a result, the Company is permitted under Rule 14a-8(f) to exclude the Proposals from its proxy materials for its 2013 Annual Meeting.

2. The Proponents submitted multiple proposals in violation of Rule 14a-8(c) and failed to correct the violation after notice of the deficiency.

Rule 14a-8(c) provides that, "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The limitation on the number of proposals is applicable "collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants)." Securities Exchange Act Release No. 12999 (Nov. 22, 1976).

In accordance with Rule 14a-8(f), within 14 days of their submission, the Company advised the Proponents of this limitation in its letter of April 6, 2012. Rather than withdrawing a Proposal in order to comply with Rule 14a-8(c) in response to the Company's notice, the Proponents resubmitted the Proposals in a letter dated April 11, 2012 (copy attached as Exhibit C), with Mr. Plog purportedly submitting one proposal and Mrs. Plog submitting the other, although both Plogs signed each of the Proposals. They acknowledged that their shares were held as joint tenants.

Since the Proponents have elected not to revise their Proposals in accordance with Rule 14a-8(c), the Proposals may be properly excluded under Rule 14a-8(f). See *PSB Group, Inc.* (Feb. 23, 2010) (multiple proposals submitted by joint tenants may be properly omitted) and *Peregrine Pharmaceuticals* (Aug. 25, 2004) (multiple proposals of husband and wife holding as joint tenants may be properly omitted).

B. Proposal 1 "Towards Corporate Transparency" (the "Opinion Proposal") may be omitted pursuant to Rules 14a-8(i)(1), (2), (6), (7) and (8).

The Opinion Proposal would mandate that when the Company submits a proposal to stockholders, it must include in the proxy statement "any and all known countervailing opinions, arguments and recommendations as is done in the case of shareowner proposals." This would require the Company to publish every opinion, every newspaper story, every analyst report, every blog commentary, and every derogative reference, among other things, whether truthful or not, that is known to management that may relate to a management proposal. Regardless of the truth and accuracy of the statements, regardless of the copyrights, and regardless of whether the author of the statement is conducting a separate solicitation under the proxy rules, the Opinion Proposal would have the Company include an unlimited amount of material that may relate to the subject matter.

1. **The Opinion Proposal is not proper for stockholder action under Delaware law and is in violation of Rule 14a-8(i)(1).**

   Rule 14a-8(i)(1) provides an exclusion for stockholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Opinion Proposal would require action that, under Delaware law, falls within the scope of the powers of the Company's board of directors as a Delaware corporation. Section 141(a) of the Delaware General Corporation Law reserves that function to the Board of Directors by stating that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

   The Division has consistently permitted the exclusion of stockholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to the board of directors under state law. *See, e.g., Bank of America Corporation* (Feb. 24, 2010) and *MGM MIRAGE* (Feb. 6, 2008).

   In summary, the Opinion Proposal was not drafted as a request or a recommendation but as a mandate to the Company. The Opinion Proposal relates to matters upon which only the board has the power to act. Accordingly, the Opinion Proposal is not proper for stockholder action under Delaware law and is properly excludable under Rule 14a-8(i)(1).

2. **The Opinion Proposal would violate state and Federal law and may be properly omitted under Rule 14a-8(i)(2).**

   Because of the lack of any limits on the Opinion Proposal, the Company would be required to include intellectual property and copyrighted works, as well as falsehoods and libels. This would directly violate Federal Copyright Act, 17 USC §501, which prohibits copyright infringement and protects their unauthorized reproduction.

   Similarly, publishing opinions, arguments and recommendations that contain or are based on falsehoods in the Company's proxy statement would also constitute a violation of Rule 14a-9. The falsehoods could address the subject of a management proposal or could be directed against a member of management or a director. Note b to Rule 14a-9 specifically identifies "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" as statements that may violate Rule 14a-9.

The Staff has previously concurred with the exclusion of stockholder proposals under Rule 14a-8(i)(2) that, if implemented, would cause the Company to violate state or Federal law, including Rule 14a-9. *See, e.g., Pfizer* (Feb. 22, 2012) (implementation of arbitration proposal could cause company to violate Federal law and was properly omitted under Rule 14a-8(i)(2)), *Mattel, Inc.* (Jan. 14, 2005) (because implementation of proposal would result in Mattel's proxy materials being false or misleading under Rule 14a-9, the proposal was properly omitted under Rule 14a-8(i)(2)), *Monsanto Co.* (Nov. 7, 2008) (stockholder-proposed bylaw amendment establishing oath of allegiance to U.S. Constitution that would be "unreasonable" constraint on director selection process violating Delaware law was properly omitted under Rule 14a-8(i)(2)).

3. The Company may omit the Opinion Proposal pursuant to Rule 14a-8(i)(6) because it is beyond the power of the Company to collect and print all "known countervailing opinions, arguments and recommendations."

The Opinion Proposal requires the Company to collect and print all "known countervailing opinions, arguments and recommendations." It is simply impossible for the Company to collect every known document published anywhere in the world that may provide a countervailing view. Even if the Company were to limit the documents to those known by any one of its 250,000 employees, the Company simply would not be able to find, collect and publish every document that may apply. For example, approval of a simple stock option plan would require the publication of every report that was critical of options, the Company's use of options or that argues against the Company's views on options. Some reports, though known, may no longer be available. Other reports may be copyrighted, and the Company would not have the ability to force the owner to give up the copyright.

- *The Opinion Proposal is beyond the Company's power to implement and is in violation of Rule 14a-8(i)(6).*

  In *Anheuser-Busch Companies, Inc.* (Feb. 9, 1993), the Staff ruled that a charitable contributions proposal which requested the company to make contributions to only those little league organizations that give each child the same amount of playing time as practically possible could be properly excluded under Rule 14a-8(i)(6). Similarly, in *General Motors Corporation* (Mar. 9, 1981), the Staff did not recommend action with respect to General Motors' exclusion of a proposal that it ascertain the number of avowed Communists, Marxists, Leninists and Maoists on the faculty and in the administration of any particular school before making a donation to the school without guidance as to how to determine which persons fell within the prohibited group. *See also, International Business Machines Corp.* (Jan. 14, 1992).

  In each of the No Action Letters referred to above, the proposals were beyond the power of the company to effectuate because there was no practical way of implementing the proposals. Likewise, the Opinion Proposal is beyond the power of the board of directors to effectuate because the Board does not and cannot control the publication and retrieval of every written opinion on a subject it puts before its stockholders. There is no feasible way for the Company to monitor and publish every report on a topic included in the proxy statement.

Consequently, the Proposal is beyond the power of the Company to implement and, as such, is excludable pursuant to Rule 14a-8(i)(6).

4. **The Company may omit the Opinion Proposal pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., the process or method of introducing and presenting management proposals).**

The Opinion Proposal would seek to direct the Company in how it presents management proposals by expanding the disclosure to include an unlimited number of reports and opinions on the topic authored by others. It addresses the method by which the Company determines the matters to be included in the proxy statement by simply removing management involvement.

The Company's processes with respect to handling management and stockholder proposals are a fundamental part of the Company's day-to-day operations and involve a number of considerations. The specific disclosures included in the proxy statement are determined by the Company in compliance with Federal law with a view to presenting the information clearly and succinctly. The manner of presentation of a proposal requires some of the most basic decision-making on the part of the Company's management. Moreover, the Opinion Proposal is not limited to any particular type of proposal, but attempts to micromanage all management proposals the same, regardless of their content or objective or the need for an explanation of alternative views.

In Release 34-40018 (May 21, 1998), the Commission explained that the policy underlying Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the board of directors. This underlying policy rests on two considerations. The first consideration relates to the subject matter of the proposal and recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that these tasks could not, as a practical matter, be subject to direct stockholder oversight. The second consideration relates to the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which stockholders would not be in a position to make an informed judgment.

In accordance with Release 34-40018, the Staff has routinely concurred in the omission of proposals under Rule 14a-8(i)(7) if they would interfere with the processes by which a company operates. The process of determining the information necessary to properly present a management proposal is fundamentally a management task that is not appropriate for stockholders. The Opinion Proposal interferes in this uniquely management process and, therefore, the Opinion Proposal relates to the ordinary business of the Company and may be properly omitted under Rule 14a-8(i)(7). *See, for example, General Electric* (Jan. 28, 2003) (proposal regarding disclosure of method of selecting independent auditors was properly omitted as relating to ordinary business); *General Motors* (Mar. 30, 2005) (proposal that addressed specific method of preparation of report and the specific information to be included in a highly detailed report was properly omitted as relating to ordinary business); and *Ford Motor Company* (Feb. 12, 2008) (proposal that proxy statement include direct postal mailing address for each director was properly omitted under the ordinary business exception since it related to "procedures for enabling shareholder communications on matters relating to ordinary business").

In addition, the Staff routinely concurred in the omission of proposals under Rule 14a-8(i)(7) if they called for the disclosure of information where the subject matter of the disclosure related to ordinary business. Where the additional disclosure is in a Commission-prescribed document, such as AT&T's proxy statement, the Staff has stated it will consider "whether the subject matter of the additional disclosure involves a matter of ordinary business" to determine if Rule 14a-8(i)(7) permits exclusion of the proposal. *Johnson Controls, Inc.* (October 26, 1999) (company may properly omit as ordinary business a proposal that called for the disclosure of additional information in the financial statements in reports to shareholders). The Opinion Proposal does not specify the type of information or any specific topic to be included, it simply requires that all information addressing the topic of the management proposal must be included in the proxy statement, ***whether or not the information constitutes matters of ordinary business, nor even whether the information is material to the disclosure.*** *See Refac* (Mar. 27, 2002) (proposal that called for supplemental reporting of officer and director employment and the number of shareholders of record and the results of voting at the annual meeting was properly omitted as relating to ordinary business); *IDACORP* (Dec. 10, 2007) (may properly exclude a proposal as relating to ordinary business because it related to the process of introducing and presenting shareholder proposals at the annual meeting); *The Boeing Company* (Feb. 20, 2001) (proposal that would have required company to repeat disclosure of the full text of shareholder proposals in subsequent voter reminder mailings to shareholders was properly omitted as relating to ordinary business).

Without any way of controlling whether the relevant disclosures relate to ordinary business, the Opinion Proposal will inevitably result in the inclusion of such material. For those reasons, the Opinion Proposal relates to the Company's ordinary business operations within the meaning of Rule 14a-8(i)(7) and may be properly excluded.

5. **The Company may omit the Opinion Proposal pursuant to Rule 14a-8(i)(8) because it relates to a nomination or an election for membership on the Company's Board.**

- *The Opinion Proposal relates to an election for membership on the Company's Board and is in violation of Rule 14a-8(i)(8).*

On a number of occasions, the Staff has concurred in the omission of proposals under Rule 14a-8(i)(8) (and its predecessor, Rule 14a-8(c)(8)) where the proposal questions the business judgment, competence or service of directors who will stand for re-election at an upcoming annual meeting of stockholders. The Commission confirmed this interpretation in Release 34-62764 (Aug. 25, 2010) (stating that a company would be permitted to exclude a proposal pursuant to Rule 14a-8(i)(8) if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors . . . or [o]therwise could affect the outcome of the upcoming election of directors"). *See, for example, Marriott International, Inc.* (Mar. 12, 2010) and *Brocade Communications Systems, Inc.* (Jan. 31, 2007) (both proposals excludable as they questioned the business judgment of board members who were standing for re-election), *Exxon Mobil Corporation* (Mar. 20, 2002) (proposal excludable where the proposal, together with the supporting statement, questioned the business judgment of the company's chairman, who planned to stand for re-election), and *AT&T Corp.* (Feb. 13, 2001) (proposal excludable when it questioned the business decisions of the incumbent chairman and CEO who were standing for re-election).

While the Opinion Proposal does not directly contain information affecting the election of Directors, it does so indirectly by specifically requiring "countervailing opinions, arguments and recommendations." This would directly result in the inclusion in the proxy statement of writings that clearly question the business judgment and ability of the current directors and management, including those directors who will stand for re-election. As a result, the Company may properly omit the Opinion Proposal from its proxy materials for its 2013 Annual Meeting under Rule 14a-8(i)(8).

E. Proposal 2 "Protection of Shareholder Rights" (the "Arrogation Proposal") may be properly omitted pursuant to Rules 14a-8(i)(1), (2), and (10).

The Arrogation Proposal asks that the Company desist from "arrogation"[1] of stockholder proxies "in respect of any other matter requiring shareholder approval…." As an initial point, the Company does not "arrogate," or take without the right to do so or otherwise unlawfully take the proxies of stockholders. All proxies are given voluntarily by stockholders after a solicitation in compliance with Regulation 14A. Moreover, the proxies are not granted to the Company but to a proxy committee.

The Proponents appear concerned that the language of the Company's proxy card grants the Company the right to vote the proxies other than as indicated on the card by the stockholder. The Proponents mistakenly interpret a reference to the power of substitution to be authority to disregard the terms of the proxy card. The proxy card for the 2012 Annual Meeting contained this language:

> *The undersigned hereby appoints Randall L. Stephenson and John J. Stephens, and each of them, proxies, with full power of substitution, to vote all common shares of the undersigned in AT&T Inc. at the Annual Meeting of Stockholders to be held on April 27, 2012, and at any adjournment thereof, upon all subjects that may properly come before the meeting, including the matters described in the proxy statement furnished herewith, in accordance with the directions indicated on the reverse side of this card or provided through the telephone or Internet proxy procedures, and at the discretion of the proxies on any other matters that may properly come before the meeting.*

In their March 29 letter, the Proponents explain the intent of the Arrogation Proposal, i.e., to stop the Company from improperly taking the voting authority of stockholders by changing their votes. The letter reads as follows:

> Review of the ballot/proxy card for the Annual Meeting of AT&T Shareholders April 27, 2012 discloses that casting our vote by any means conveys to the proxies full power of substitution regarding any and all matters that may come before the meeting whether so directed by us or not. This arrogation of shareholder empowerment appears to us outrageous and therefore unacceptable. Accordingly we cannot vote our ballot as constituted. [Emphasis added.]
>
> We have experienced many similar proxies in the past and have either not voted them because of it or stricken the offending verbiage. But all obviously to no avail as the practice widely continues.
>
> Instead we are proposing a resolution for shareholder approval in the 2013 Annual Meeting of Shareholders (Proposal 2 in an accompanying letter) that the practice cease. We trust that the Board, as shareholders' fiduciary, will not look unfavorable upon the motion.

---

[1] "Arrogation" is defined by *Black's Law Dictionary, Seventh Edition* (1999) as, "The act of claiming or taking something without the right to do so." A similar definition appears in *The American Heritage Dictionary, Second College Edition* (1985). [Footnote not in original.]

Contrary to the statements of the Plogs, the proxies are authorized only to vote the shares in accordance with the instructions of the stockholders as provided on the proxy card and Rule 14a-4(e), and the instructions may not be substituted or ignored by the proxies. The only discretionary authority that the proxies may exercise under Rule 14a-4(c) is to address procedural matters, including adjournment of meetings, and to vote on unexpected matters. *See* Rule 14a-4(c) for a list of permitted uses. Without this discretionary authority, unless other protections are available (such as notice requirements), the proxies would be powerless to stop a stockholder who holds, for example, as little as 1% of the outstanding shares from taking control of the meeting and, therefore, the Company without adequate notice to other stockholders.

1. **The Arrogation Proposal is not proper for stockholder action under Delaware law and may be properly omitted under Rule 14a-8(i)(1).**

   As with the Opinion Proposal, the Arrogation Proposal mandates action to be taken by the Company in violation of Delaware law. *See* discussion under Section B.1. above.

2. **The Arrogation Proposal is counter to Rule 14a-4(c) and Delaware law and may be properly omitted under Rule 14a-8(i)(2).**

   As to the authority of the proxies to vote on procedural matters and to vote down unscheduled matters, Rule 14a-4(c) provides, "A proxy may confer discretionary authority to vote on "the matters enumerated in the rule." The Arrogation Proposal would deny stockholders the right to provide a proxy to the Proxy Committee in violation of Regulation 14A.

   The granting of proxies by AT&T stockholders is also governed by Delaware law. Section 212(b) of the Delaware General Corporation Law provides "Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy...." Therefore the attempt to overrule Delaware law on proxies through the Arrogation Proposal is contrary to Delaware law.

   The Staff has routinely concurred in the omission of proposals that, if implemented, would cause a company to violate state or Federal law, including the proxy rules of Regulation 14A. *See* discussion under Section B.2., above, for a list of citations supporting this position.

3. **The action sought by the Proponents has been substantially implemented, and the Arrogation Proposal may be properly omitted under Rule 14a-8(i)(10).**

   The Plogs have misinterpreted the proxy card to grant the Company the right to overturn a stockholder's instructions. As noted above, the proxy card used by AT&T clearly does not provide authority to the Company to overrule the voting instructions of stockholders on the matters to be brought before the meeting. Moreover, under Rule 14a-4(c)(2), the Company may not take discretionary action on other matters it knows are being brought before the meeting unless it discloses such information in the proxy statement. As such, the Company already is in compliance with the goal of the stockholders.

   Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release 20091(Aug. 16, 1983) (the "1983 Release") and Exchange Act Release 12598 (Sep. 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently concurred with the exclusion of a proposal when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See Duke Energy Corp.* (Feb. 21, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build stockholder value and reduce greenhouse gas and other air emissions and noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal and that Duke Energy has, therefore, substantially implemented the proposal"); *General Electric Co.* (Jan. 18, 2011, *recon. granted* Feb. 24, 2011) (on reconsideration, permitting exclusion on substantial implementation grounds of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted a political contributions report on its website, noting that the report "compare[d] favorably with the guidelines of the proposal"); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company adopted corporate political contributions guidelines); *ConAgra Foods, Inc.* (Jul. 3, 2006) (permitting exclusion on substantial implementation grounds of a proposal requesting a sustainability report where the company already published a sustainability report as part of its corporate responsibilities report); *Talbots, Inc.* (Apr. 5, 2002) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt a code of conduct based on International Labor Organization human rights standards where the company had established its own business practice standards).

AT&T believes that it has substantially implemented the Proposal, the essential objective of which is to not disenfranchise stockholders. AT&T clearly states on the proxy card that it will vote the shares in accordance with the stockholder's instructions and in its discretion only on matters it is not aware of at the time the proxy statement is mailed. As a result, AT&T believes the Arrogation Proposal may be properly omitted under Rule 14a-8(i)(10).

* * *

If you have any questions or need additional information, please contact me at (214) 757-3344.

Sincerely,



Enc.

cc: Harold and Florence Plog (via e-mail: *** FISMA & OMB Memorandum M-07-16 ***

Index to Exhibits

Exhibit	**Description**
A	Letter with Proposals (dated March 27, 2012) and cover letter (dated March 29, 2012) from Proponents to AT&T
B	Letter (dated April 6, 2012) from AT&T to Proponents (includes proof of delivery)
C	Letter (dated April 11, 2012) from Proponents to AT&T

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

March 29, 2012

The Board of Directors of AT&T

c/o Ann E. Meuleman, Senior Vice President and Secretary

208 S. Akard Street, Suite 3241

Dallas, TX 75202

Attn: James H. Blanchard, Lead Director

Review of the ballot/proxy card for the Annual Meeting of AT&T Shareholders April 27, 2012 discloses that casting our vote by any means conveys to the proxies full power of substitution regarding any and all matters that may come before the meeting whether so directed by us or not. This arrogation of shareholder empowerment appears to us outrageous and therefor unacceptable. Accordingly we cannot vote our ballot as constituted.

We have experienced many similar proxies in the past and have either not voted them because of it or stricken the offending verbiage. But all obviously to no avail as the practice widely continues.

Instead we are proposing a resolution for shareholder approval in the 2013 Annual Meeting of Shareholders (Proposal 2 in an accompanying letter) that the practice cease. We trust that the Board, as shareholders' fiduciary, will not look unfavorably upon the motion.



Harold G. Plog



Florence A. Plog

*** FISMA & OMB Memorandum M-07-16 ***

March 27, 2010

Senior Vice President and Secretary of AT&T
208 S. Akard Street, Suite 3241
Dallas, TX 75202

As joint owners of some 1,800 shares of AT&T, we respectfully submit the following proposals for inclusion in the proxy materials for the year 2013 Annual Meeting of Stockholders for their consideration. We trust that our submissions are in good order and form to achieve our purpose but if not, please advise otherwise.

Proposal 1. Towards Corporate Transparency.

So that shareowners might rightfully constitute an informed and effective electorate, be it resolved that the proxy materials in respect of Company proposals for shareholder approval include, along with its own recommendations, any and all known countervailing opinions, arguments and recommendations as is done in the case of shareowner proposals.

Proposal 2. Protection of Stockholder Rights.

Lest the electoral empowerment of the majority of voting shareowners who do not attend the Annual Meetings be denied or diminished to any extent whatsoever, be it resolved that the Company desist from its expressed or implied arrogation of their proxies in respect of any other matter requiring shareholder approval that may come before the meeting and any adjournment thereof,



Harold G. Plog



Florence A. Plog

EXHIBIT B



Paul M. Wilson
General Attorney

AT&T Inc.
208 S. Akard Street
Room 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

April 6, 2012

BY UPS OVERNIGHT MAIL

Harold G. and Florence A. Plog

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. and Mrs. Plog:

On April 4, 2012, we received your letter dated March 29, 2012, submitting stockholder proposals for inclusion in the proxy materials for AT&T Inc.'s 2013 annual meeting of stockholders.

Under Securities and Exchange Commission ("SEC") Rule 14a-8(c), each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Your submission contains two proposals. Therefore, in accordance with Rule 14a-8, you must resubmit a single proposal.

In addition, under Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting. Therefore, you must provide a written statement that you intend to continue to hold your shares through the date of the 2013 annual meeting.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if you or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the 2013 annual meeting will be provided at a later time.

Sincerely,

Paul M. Wilson
General Attorney

EXHIBIT C

*** FISMA & OMB Memorandum M-07-16 ***

April 11, 2010

Paul Wilson, General Attorney
c/o Ann E. Meuleman, Sr. V. P. and Secretary
208 S Akard Street, Suite 3241
Dallas, TX 75202

Counselor;

Thank you for your letter of April 6, 2012 setting us straight in a couple of respects. As you've no doubt noticed, we're new at this.

Regarding one proposal per shareholder, I trust you noticed that our two proposals were signed by two shareholders. Nevertheless we will split our proposals into two letters with one proposal each and include our statements re stock ownership.

As for the necessity for us or our representative to be present at the 2013 Annual Meeting of Shareholders to present our proposals, we believe you err. Otherwise you suggest that there is only one way for stockholders to submit proposals for shareholder approval notwithstanding instructions included in the Company's <u>2012 Proxy Statement</u> under <u>Other Business</u> providing for two methods. Also, why else the Proxy/Ballot Card containing shareholder proposals along with Company proposals?

Finally, may we ask if our letter to the Board of Directors was forwarded?

Respectfully,



Harold G. Plog



Florence A. Plog

April 11, 2010

Senior Vice President and Secretary of AT&T
208 S. Akard Street, Suite 3241
Dallas, TX 75202

I, Harold G Plog, a joint owner of over 1,800 shares of AT&T for the past several years and who intends to continue to do so into the foreseeable future, respectfully submit the following proposal for inclusion in the proxy materials for the 2013 Annual Meeting of Stockholders for stockholder consideration.

Towards Corporate Transparency.

So that shareowners might rightfully constitute an informed and effective electorate, be it resolved that the proxy materials in respect of Company proposals for stockholder approval include, along with its own recommendations, any and all expressed countervailing opinions, arguments and recommendations as is done in the case of stockholder proposals.



Harold G. Plog



Florence A. Plog

*** FISMA & OMB Memorandum M-07-16 ***

April 11, 2010

Senior Vice President and Secretary of AT&T

208 S. Akard Street, Suite 3241

Dallas, TX 75202

I, Florence A. Plog, a joint owner of over 1,800 shares of AT&T for the past several years and who intends to continue to do so into the foreseeable future, respectfully submit the following proposal for inclusion in the proxy materials for the year 2013 Annual Meeting of Stockholders for stockholder consideration.

Protection of Stockholders Rights.

Lest the electoral empowerment of the majority of shareowners who do not attend the Annual Meetings be denied or diminished to any extent whatsoever, be it resolved that the Company desist from its expressed or implied arrogation of shareowners' proxies in respect of any other matter requiring stockholder approval that may come before the meeting and any adjournment thereof.



Florence A. Plog



Harold G. Plog